                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 _____________

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  TOMKINS PLC
________________________________________________________________________________
                               (Name of Issuer)


                          ORDINARY SHARES OF 5P EACH
________________________________________________________________________________
                        (Title of Class of Securities)


                                   890030208
________________________________________________________________________________
                                (CUSIP Number)

                          THOMAS A. RICHARDSON, ESQ.
                           HOLME ROBERTS & OWEN LLC
                        1700 LINCOLN STREET, SUITE 4100
                            DENVER, COLORADO 80203

                                (303) 861-7000
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 29, 1996
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement /X/.

CUSIP NO. 890030208                SCHEDULE 13D                     Page 2 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LEBURTA GATES ATHERTON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                    7  SOLE VOTING POWER

                            3,086,695*
  NUMBER OF
   SHARES           8  SHARED VOTING POWER
 BENEFICIALLY
    OWNED                    113,488,271
     BY
    EACH            9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                    3,086,695*
    WITH
                   10  SHARED DISPOSITIVE POWER

                             113,488,271

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     116,574,966

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.94%

14   TYPE OF REPORTING PERSON
     IN

CUSIP NO. 890030208                SCHEDULE 13D                     Page 3 of 26

* ALL OF THESE SHARES, WHICH ARE NOT INCLUDED AMONG THE SHARES SHOWN AS BENEFICIALLY OWNED BY LEBURTA GATES ATHERTON WITH SHARED VOTING POWER AND SHARED DISPOSITIVE POWER, ARE HELD BY A TRUST OVER WHICH MS. ATHERTON HAS A POWER OF REVOCATION. ALTHOUGH MS. ATHERTON DOES NOT CURRENTLY EXERCISE ANY VOTING OR DISPOSITIVE POWERS WITH RESPECT TO THESE SHARES, SHE COULD REVOKE THE TRUST AND THEREAFTER EXERCISE SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE SHARES.

CUSIP NO. 890030208                SCHEDULE 13D                     Page 4 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARLA GATES CANNON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                        7  SOLE VOTING POWER

                               -0-
   NUMBER OF
    SHARES              8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED                      128,976,857
      BY
     EACH               9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     -0-
     WITH
                       10  SHARED DISPOSITIVE POWER

                               128,976,857

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      128,976,857

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.80%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                     Page 5 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VALERIE GATES

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                              7  SOLE VOTING POWER

                                     -0-
     NUMBER OF
      SHARES                  8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED                          85,134,998
        BY
       EACH                   9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                         -0-
       WITH
                             10  SHARED DISPOSITIVE POWER

                                    85,134,998

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      85,134,998

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.69%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                     Page 6 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THOMAS S. WOODRUFF

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                             (b) /X /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                                7  SOLE VOTING POWER

                                         -0-
       NUMBER OF
        SHARES                  8  SHARED VOTING POWER
      BENEFICIALLY
         OWNED                           43,751,437
           BY
          EACH                  9  SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                          -0-
          WITH
                                10 SHARED DISPOSITIVE POWER

                                         43,751,437

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     43,751,437

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.55%

14   TYPE OF REPORTING PERSON
     IN

CUSIP NO. 890030208                SCHEDULE 13D                     Page 7 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BERENICE GATES HOPPER

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                             (b) /X /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                              7  SOLE VOTING POWER

                                    8,739,832*
      NUMBER OF
       SHARES                 8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                       117,182,278
         BY
        EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                       8,739,832*
        WITH
                              10 SHARED DISPOSITIVE POWER

                                    117,182,278

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     117,182,278

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.98%

14   TYPE OF REPORTING PERSON
     IN

CUSIP NO. 890030208                SCHEDULE 13D                     Page 8 of 26


* ALL OF THESE SHARES ARE INCLUDED AMONG THE SHARES SHOWN AS BENEFICIALLY OWNED BY BERENICE GATES HOPPER WITH SHARED VOTING POWER AND SHARED DISPOSITIVE POWER. MS. HOPPER IS SHOWN AS HAVING BOTH SOLE AND SHARED POWERS WITH RESPECT TO THESE SHARES BECAUSE THE SHARES ARE HELD BY A TRUST OF WHICH MS. HOPPER IS THE GRANTOR AND A CO-TRUSTEE AND OVER WHICH MS. HOPPER HAS A POWER OF REVOCATION. ALTHOUGH MS. HOPPER CURRENTLY SHARES (WITH THE OTHER CO-TRUSTEES OF THE TRUST) VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THESE SHARES, SHE COULD REVOKE THE TRUST AND THEREAFTER EXERCISE SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE SHARES.

CUSIP NO. 890030208                SCHEDULE 13D                     Page 9 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARLES C. GATES

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                             (b) /X /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                             7  SOLE VOTING POWER

                                   7,375,138*
      NUMBER OF
       SHARES                8  SHARED VOTING POWER
     BENEFICIALLY
       OWNED                       114,886,465
         BY
        EACH                 9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                      7,375,138*
        WITH
                             10 SHARED DISPOSITIVE POWER

                                   114,886,465

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     116,439,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.93%

14   TYPE OF REPORTING PERSON
     IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 10 of 26

* 5,821,904 OF THESE SHARES ARE INCLUDED AMONG THE SHARES SHOWN AS BENEFICIALLY OWNED BY CHARLES C. GATES WITH SHARED VOTING POWER AND SHARED DISPOSITIVE POWER. MR. GATES IS SHOWN AS HAVING BOTH SOLE AND SHARED POWERS WITH RESPECT TO THESE SHARES BECAUSE THE SHARES ARE HELD BY A TRUST OF WHICH MR. GATES IS THE GRANTOR AND A CO-TRUSTEE AND OVER WHICH MR. GATES HAS A POWER OF REVOCATION. ALTHOUGH MR. GATES CURRENTLY SHARES (WITH THE OTHER CO-TRUSTEES OF THE TRUST) VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THESE SHARES, HE COULD REVOKE THE TRUST AND THEREAFTER EXERCISE SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE SHARES.

CUSIP NO. 890030208                SCHEDULE 13D                    Page 11 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JAMES A. WOODRUFF III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                             (b) /X /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                          7  SOLE VOTING POWER

                                   -0-
       NUMBER OF
        SHARES            8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                    29,074,621
         BY
        EACH              9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                      -0-
        WITH
                          10 SHARED DISPOSITIVE POWER

                                 29,074,621

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       29,074,621

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    /  /

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.39%

 14    TYPE OF REPORTING PERSON
       IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 12 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JUNE S. GATES

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                             (b) /X /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                          7  SOLE VOTING POWER

                                   -0-
       NUMBER OF
        SHARES            8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                      5,821,903
         BY
        EACH              9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                      -0-
        WITH
                          10 SHARED DISPOSITIVE POWER

                                   5,821,903

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,821,903

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.49%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 13 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HAZEL GATES WOODRUFF

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                            7  SOLE VOTING POWER

                                  -0-
      NUMBER OF
       SHARES               8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                     995,680
         BY
        EACH                9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                     -0-
        WITH
                            10 SHARED DISPOSITIVE POWER

                                  995,680

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      995,680

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.08%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 14 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARJORY A. NEWELL

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                           7  SOLE VOTING POWER

                                  29,857
      NUMBER OF
       SHARES              8  SHARED VOTING POWER
     BENEFICIALLY
       OWNED                      1,181,857
        BY
       EACH                9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                      29,857
       WITH
                          10  SHARED DISPOSITIVE POWER

                                  1,181,857

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,211,714

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.10%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 15 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FRANK C. ATHERTON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                             (b) /X /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                          7  SOLE VOTING POWER

                                 29,857
       NUMBER OF
        SHARES            8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                  1,181,857
          BY
         EACH             9  SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                   29,857
         WITH
                          10  SHARED DISPOSITIVE POWER

                               1,181,857

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,211,714

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.10%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 16 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BURTA ATHERTON BROOKS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                                7   SOLE VOTING POWER

                                             14,928
      NUMBER OF
        SHARES                  8   SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              1,108,689
         BY
        EACH                    9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                                14,928
        WITH
                               10   SHARED DISPOSITIVE POWER

                                        1,108,689

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,123,618

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES    /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.09%

14   TYPE OF REPORTING PERSON
     IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 17 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DIANE G. WALLACH

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                                 7  SOLE VOTING POWER

                                        34,830
       NUMBER OF
        SHARES                   8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                            -0-
         BY
        EACH                     9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                           34,830
        WITH
                                10  SHARED DISPOSITIVE POWER

                                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,830

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.00%

14    TYPE OF REPORTING PERSON
      IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 18 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOHN S. GATES

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                                 7  SOLE VOTING POWER

                                         14,928
      NUMBER OF
       SHARES                    8  SHARED VOTING POWER
     BENEFICIALLY
        OWNED                            -0-
         BY
        EACH                     9  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                            14,928
        WITH
                                10  SHARED DISPOSITIVE POWER

                                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,928

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES    /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.00%

14   TYPE OF REPORTING PERSON
     IN

CUSIP NO. 890030208                SCHEDULE 13D                    Page 19 of 26
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE GATES FAMILY FOUNDATION

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                             (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

                                 7  SOLE VOTING POWER

                                       1,199,792
     NUMBER OF
       SHARES                    8  SHARED VOTING POWER
    BENEFICIALLY
       OWNED                           -0-
        BY
       EACH                      9  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          1,199,792
       WITH

                                10  SHARED DISPOSITIVE POWER

                                           -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,199,792

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.10%

14    TYPE OF REPORTING PERSON
      CO

CUSIP NO. 890030208                SCHEDULE 13D                    Page 20 of 26

ITEM 1.  SECURITY AND ISSUER.
- ----------------------------

     THE CLASS OF EQUITY SECURITIES TO WHICH THIS SCHEDULE 13D RELATES IS ORDINARY SHARES OF 5P EACH (THE "ORDINARY SHARES").

     THE ISSUER OF THE ORDINARY SHARES IS TOMKINS PLC (THE "COMPANY"), WHOSE PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT EAST PUTNEY HOUSE, 84 UPPER RICHMOND ROAD, LONDON, ENGLAND. THE COMPANY IS A BROADLY BASED INDUSTRIAL MANAGEMENT COMPANY WHICH OWNS AND OPERATES BUSINESSES LOCATED PRINCIPALLY IN THE UNITED STATES AND THE UNITED KINGDOM. THE COMPANY IS PRIMARILY ENGAGED IN SIX BUSINESS
SECTORS: (1) FLUID CONTROLS, (2) SERVICES TO INDUSTRY, (3) PROFESSIONAL, GARDEN AND LEISURE PRODUCTS, (4) INDUSTRIAL PRODUCTS, (5) MILLING AND BAKING AND (6) FOOD PRODUCTS.


ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------

     (a) THIS SCHEDULE 13D IS FILED ON BEHALF OF EACH OF THE FOLLOWING PERSONS, WHO TOGETHER MAY COMPRISE ONE OR MORE GROUPS UNDER SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") WITH RESPECT TO THE ORDINARY SHARES DESCRIBED IN THIS SCHEDULE.*

     CHARLES C. GATES
     LEBURTA GATES ATHERTON
     CHARLA GATES CANNON
     VALERIE GATES
     THOMAS S. WOODRUFF
     BERENICE GATES HOPPER
     JAMES A. WOODRUFF III
     JUNE S. GATES
     HAZEL GATES WOODRUFF
     FRANK C. ATHERTON
     BURTA ATHERTON BROOKS
     MARJORY A. NEWELL
     DIANE G. WALLACH
     JOHN S. GATES
     THE GATES FAMILY FOUNDATION

THE FILING PERSONS ARE MAKING A SINGLE JOINT FILING PURSUANT TO RULE 13D-1(F)(2) ALTHOUGH THE FILING PERSONS DO NOT EXPRESSLY AFFIRM THE EXISTENCE OF ANY GROUP.

* IMMEDIATELY AFTER THE ACQUISITIONS BEING REPORTED ON THIS SCHEDULE 13D, THREE PERSONS RESIGNED AS TRUSTEES OF VARIOUS TRUSTS AND WERE REPLACED BY CERTAIN PERSONS LISTED ABOVE. THE PERSONS WHO RESIGNED ARE T.J. GIBSON (WHO WAS REPLACED BY VALERIE GATES AND LEBURTA GATES ATHERTON), DONALD E. MILLER (WHO WAS REPLACED BY CHARLA GATES CANNON) AND J.M. RIESS (WHO WAS REPLACED BY CHARLES C. GATES AND VALERIE GATES).

         (b) THE BUSINESS ADDRESS OF EACH OF THE FILING PERSONS WHO ARE INDIVIDUALS IS C/O GATES CAPITAL MANAGEMENT LLC, 3773 CHERRY CREEK NORTH DRIVE, SUITE 690, DENVER, COLORADO 80209.

             THE BUSINESS ADDRESS OF THE GATES FAMILY FOUNDATION IS 3200 CHERRY CREEK SOUTH DRIVE, SUITE 630, DENVER, COLORADO 80209.

CUSIP NO. 890030208                SCHEDULE 13D                    Page 21 of 26

     (c) THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH FILING PERSON WHO IS AN INDIVIDUAL AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED IS AS
FOLLOWS:

         CHARLES C. GATES            CHAIRMAN OF THE BOARD
                                     CODY COMPANY*
                                     3773 CHERRY CREEK NORTH DRIVE, SUITE 612
                                     DENVER, COLORADO 80209

         LEBURTA GATES ATHERTON      MANAGES HER OWN PERSONAL INVESTMENTS
         CHARLA GATES CANNON         MANAGES HER OWN PERSONAL INVESTMENTS
         VALERIE GATES               MANAGES HER OWN PERSONAL INVESTMENTS
         THOMAS S. WOODRUFF          SELF-EMPLOYED
         BERENICE GATES HOPPER       MANAGES HER OWN PERSONAL INVESTMENTS
         JAMES A. WOODRUFF III       SELF-EMPLOYED
         JUNE S. GATES               MANAGES HER OWN PERSONAL INVESTMENTS
         HAZEL GATES WOODRUFF        SELF-EMPLOYED

         FRANK C. ATHERTON           VICE PRESIDENT/TRUST OFFICER
                                     THE HAWAIIAN TRUST COMPANY*
                                     POST OFFICE BOX 3170
                                     HONOLULU, HAWAII 96802

         BURTA ATHERTON BROOKS       MANAGES HER OWN PERSONAL INVESTMENTS
         MARJORY A. NEWELL           MANAGES HER OWN PERSONAL INVESTMENTS

         DIANE G. WALLACH            EXECUTIVE VICE PRESIDENT
                                     CODY COMPANY*
                                     3773 CHERRY CREEK NORTH DRIVE, SUITE 612
                                     DENVER, COLORADO 80209

         JOHN S. GATES               ARCHITECT
                                     BAKER FALLIN & ASSOCIATES*
                                     1280 UTE AVENUE
                                     ASPEN, COLORADO 81611

* THE PRINCIPAL BUSINESSES OF CODY COMPANY ARE OIL AND GAS EXPLORATION AND DEVELOPMENT, LAND DEVELOPMENT, AND RANCHING. THE PRINCIPAL BUSINESSES OF THE HAWAIIAN TRUST COMPANY ARE BANKING AND TRUST ADMINISTRATION. THE PRINCIPAL BUSINESS OF BAKER FALLIN & ASSOCIATES IS ARCHITECTURAL DESIGN.

         (d) and (e) NONE OF THE ABOVE NAMED PERSONS HAS, DURING THE LAST FIVE YEARS, (I) BEEN CONVICTED IN A CRIMINAL PROCEEDING OR (II) BEEN A PARTY TO A CIVIL PROCEEDING AND AS A RESULT OF WHICH WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS, OR A JUDGMENT, DECREE OR FINAL ORDER FINDING ANY VIOLATIONS WITH RESPECT TO SUCH LAWS.

         (f) ALL OF THE ABOVE NAMED INDIVIDUALS ARE CITIZENS OF THE UNITED STATES OF AMERICA, AND THE GATES FAMILY FOUNDATION IS A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF COLORADO.

CUSIP NO. 890030208                SCHEDULE 13D                    Page 22 of 26


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ----------------------------------------------------------

         ON JULY 29, 1996, THE COMPANY ACQUIRED THE GATES CORPORATION ("GATES") THROUGH THE ISSUANCE OF 10,532,732 VOTING CUMULATIVE PERPETUAL CONVERTIBLE PREFERENCE SHARES OF THE COMPANY (WHICH ARE IMMEDIATELY CONVERTIBLE INTO 102,904,791 ORDINARY SHARES) AND 12,667,131 VOTING CUMULATIVE REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF THE COMPANY (WHICH ARE IMMEDIATELY CONVERTIBLE INTO 123,757,869 ORDINARY SHARES), IN EXCHANGE FOR ALL OF GATES' COMMON STOCK OUTSTANDING. THE TWO CLASSES OF PREFERENCE SHARES ARE REFERRED TO HEREIN COLLECTIVELY AS THE "PREFERENCE SHARES."

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------

         THE ACQUISITION OF THE PREFERENCE SHARES WAS MADE PURSUANT TO AN AGREEMENT DATED DECEMBER 29, 1995, AS AMENDED, AMONG THE COMPANY, GATES AND ALL OF THE STOCKHOLDERS OF GATES PURSUANT TO WHICH THE COMPANY ACQUIRED GATES.

         NONE OF THE FILING PERSONS HAS ANY PRESENT PLAN OR PROPOSAL THAT RELATES TO OR WOULD RESULT IN:

         (A) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE COMPANY, OR THE DISPOSITION OF SECURITIES OF THE COMPANY;

         (B) AN EXTRAORDINARY CORPORATE TRANSACTION, INVOLVING THE COMPANY OR ANY OF ITS SUBSIDIARIES;

         (C) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES;

         (D) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OF THE COMPANY OR MANAGEMENT OF THE COMPANY;*

* THE COMPANY HAS AGREED TO TAKE ALL NECESSARY ACTION TO CAUSE ITS NOMINATION COMMITTEE TO RECOMMEND THE APPOINTMENT OF CHARLES C. GATES AS A MEMBER OF THE COMPANY'S BOARD OF DIRECTORS AND TO CAUSE THE COMPANY'S BOARD OF DIRECTORS TO RATIFY SUCH RECOMMENDATION.

         (E) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE COMPANY;

         (F) ANY MATERIAL CHANGE IN THE COMPANY'S BUSINESS OR CORPORATE
STRUCTURE;

         (G) ANY CHANGE IN THE COMPANY'S ARTICLES OF ASSOCIATION, OR OTHER ACTION WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE COMPANY BY ANY PERSON;

         (H) CAUSING A CLASS OF SECURITIES OF THE COMPANY TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE;

         (I) A CLASS OF EQUITY SECURITIES OF THE COMPANY BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(G)(4) OF THE ACT; OR

         (J) ANY ACTION SIMILAR TO ANY OF THE FOREGOING.

CUSIP NO. 890030208                SCHEDULE 13D                    Page 23 of 26

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

     (A) THE AGGREGATE NUMBER AND PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED BY EACH OF THE FILING PERSONS AS OF AUGUST 7, 1996, ARE AS FOLLOWS:

                                    AGGREGATE
                                    BENEFICIAL   PERCENT
      NAME                          OWNERSHIP*   OF CLASS
      ----                          -----------  ---------

      CHARLES C. GATES              116,439,700      8.93%
      LEBURTA GATES ATHERTON        116,574,966      8.94%
      CHARLA GATES CANNON           128,976,857      9.80%
      VALERIE GATES                  85,134,998      6.69%
      THOMAS S. WOODRUFF             43,751,437      3.55%
      BERENICE GATES HOPPER         117,182,278      8.98%
      JAMES A. WOODRUFF III          29,074,621      2.39%
      JUNE S. GATES                   5,821,903      0.49%
      HAZEL GATES WOODRUFF              995,680      0.08%
      FRANK C. ATHERTON               1,211,714      0.10%
      BURTA ATHERTON BROOKS           1,123,618      0.09%
      MARJORY A. NEWELL               1,211,714      0.10%
      DIANE G. WALLACH                   34,830      0.00%
      JOHN S. GATES                      14,928      0.00%

      THE GATES FAMILY FOUNDATION     1,199,792      0.10%

* CONSISTS OF THE RIGHT TO ACQUIRE BENEFICIAL OWNERSHIP OF ORDINARY SHARES UPON CONVERSION OF THE PREFERENCE SHARES, WHICH ARE ALL CONVERTIBLE AS OF THE DATE OF THIS SCHEDULE 13D.

          (B) EXCEPT AS PROVIDED IN THE NEXT PARAGRAPH BELOW, EACH OF THE FILING PERSONS WHO IS AN INDIVIDUAL HAS SHARED VOTING AND DISPOSITIVE POWER WITH RESPECT TO ALL OF THE ORDINARY SHARES LISTED OPPOSITE HIS OR HER NAME IN (A) ABOVE, AS TRUSTEE OF ONE OR MORE OF 76 GATES FAMILY TRUSTS THAT HOLD, COLLECTIVELY WITH THE GATES FAMILY FOUNDATION, SUBSTANTIALLY ALL OF THE PREFERENCE SHARES. THE GATES FAMILY FOUNDATION HAS SOLE VOTING AND DISPOSITIVE POWER WITH RESPECT TO ALL OF THE ORDINARY SHARES LISTED OPPOSITE ITS NAME.

          EACH OF CHARLES C. GATES, LEBURTA GATES ATHERTON, AND BERENICE GATES HOPPER, RESPECTIVELY, IS THE GRANTOR OF AND HAS A POWER OF REVOCATION WITH RESPECT TO A TRUST THAT HOLDS 5,821,904 SHARES, 3,086,695 SHARES, AND 8,739,832 SHARES. THEREFORE, WITH RESPECT TO EACH OF THESE TRUSTS, THE GRANTOR COULD REVOKE THE TRUST AND THEREAFTER EXERCISE SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE ORDINARY SHARES IN THAT TRUST. CHARLES C. GATES IS THE SOLE TRUSTEE OF SIX TRUSTS THAT, IN THE AGGREGATE, HOLD 1,553,234 SHARES, AND THUS, MR. GATES EXERCISES SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE ORDINARY SHARES IN THOSE TRUSTS. FRANK C. ATHERTON IS THE SOLE TRUSTEE OF TWO TRUSTS THAT, IN THE AGGREGATE, HOLD 29,857 SHARES, AND THUS, MR. ATHERTON EXERCISES SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE ORDINARY SHARES IN THOSE TRUSTS. BURTA ATHERTON BROOKS IS THE SOLE TRUSTEE OF ONE TRUST THAT HOLDS 14,928 SHARES, AND THUS, MS. BROOKS EXERCISES SOLE VOTING AND DISPOSITIVE
POWERS WITH RESPECT TO THE ORDINARY SHARES IN THAT TRUST.   MARJORY A. NEWELL IS
THE SOLE TRUSTEE OF TWO TRUSTS THAT, IN THE AGGREGATE, HOLD 29,857 SHARES, AND THUS, MS. NEWELL EXERCISES SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE ORDINARY SHARES IN THOSE TRUSTS. DIANE G. WALLACH IS THE SOLE TRUSTEE OF THREE TRUSTS THAT, IN THE AGGREGATE, HOLD 34,830 SHARES, AND THUS, MS. WALLACH EXERCISES SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE ORDINARY SHARES IN THOSE TRUSTS.

CUSIP NO. 890030208                SCHEDULE 13D                    Page 24 of 26

JOHN S. GATES IS THE SOLE TRUSTEE OF ONE TRUST THAT HOLDS 14,928 SHARES, AND THUS, MR. GATES EXERCISES SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE ORDINARY SHARES IN THAT TRUST.

          (C) NONE OF THE FILING PERSONS HAS EFFECTED ANY
TRANSACTIONS IN THE ORDINARY SHARES DURING THE LAST 60 DAYS.

          (D) NOT APPLICABLE.

          (E) NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- ------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
- ----------------------------

          THE COMPANY AND ALL OF THE FILING PERSONS HAVE ENTERED INTO AN AGREEMENT (THE "COORDINATION AGREEMENT") PURSUANT TO WHICH, FOR A PERIOD OF TWO YEARS AND THEREAFTER FOR AS LONG AS THE FILING PERSONS HOLD AN AGGREGATE OF AT LEAST 40,000,000 FULLY DILUTED ORDINARY SHARES, THE COMPANY AND THE FILING PERSONS WILL, UNLESS OTHERWISE AGREED TO BY THE COMPANY, (I) COOPERATE AND CONSULT WITH ONE ANOTHER AND THEIR RESPECTIVE REPRESENTATIVES IN CONNECTION WITH THE TRANSFER BY THE FILING PERSONS OF ANY PREFERENCE SHARES OR ORDINARY SHARES (COLLECTIVELY, "REGISTRABLE SHARES") IN ORDER TO DETERMINE THE MANNER IN WHICH TO TRANSFER SUCH SHARES, AND (II) SUBJECT TO CERTAIN EXCEPTIONS, INCLUDING CERTAIN DE MINIMIS TRANSFERS, ABIDE BY CERTAIN PROCEDURES IN CONNECTION WITH THE OWNERSHIP AND DISPOSITION OF ANY REGISTRABLE SHARES. PURSUANT TO THE COORDINATION AGREEMENT, THE FILING PERSONS WILL HAVE THE RIGHT, AT ANY TIME AFTER THE SECOND ANNIVERSARY OF THE ACQUISITION OF THE PREFERENCE SHARES, TO REQUIRE THE COMPANY TO USE ITS BEST EFFORTS TO REGISTER UNDER THE SECURITIES ACT OF 1933 AND THE SECURITIES OR BLUE SKY LAWS OF ANY JURISDICTION REASONABLY REQUESTED BY THE FILING PERSONS ALL OR A PORTION OF THE REGISTRABLE SHARES FOR SALE IN ACCORDANCE WITH THE FILING PERSONS' INTENDED METHOD OF DISPOSITION THEREOF AND TO REQUIRE THE COMPANY TO USE ITS BEST EFFORTS TO CAUSE THE REGISTRABLE SHARES TO BE LISTED ON THE NEW YORK STOCK EXCHANGE AND THE LONDON STOCK EXCHANGE. SUCH DEMAND REGISTRATION RIGHTS WILL BE SUBJECT TO THE CONDITION THAT THE COMPANY WILL NOT BE REQUIRED TO EFFECT MORE THAN FIVE DEMAND REGISTRATIONS AND WILL NOT BE REQUIRED TO EFFECT A DEMAND REGISTRATION WITH RESPECT TO REGISTRABLE SHARES WHICH REPRESENT IN THE AGGREGATE FEWER THAN 20 MILLION ORDINARY SHARES ON A FULLY DILUTED BASIS. IN ADDITION, IF THE COMPANY REASONABLY DETERMINES THAT EFFECTING A DEMAND REGISTRATION WOULD (A) REQUIRE THE DISCLOSURE OF MATERIAL INFORMATION THAT THE COMPANY HAS A BONA FIDE BUSINESS PURPOSE FOR PRESERVING AS CONFIDENTIAL OR (B) LIKELY HAVE AN ADVERSE EFFECT ON ANY OF THE COMPANY' PLANS TO ENGAGE IN A FINANCING TRANSACTION, MERGER, CONSOLIDATION, TENDER OFFER OR SIMILAR TRANSACTION, THE COMPANY MAY, SUBJECT TO CERTAIN LIMITATIONS, DELAY EFFECTING A DEMAND REGISTRATION FOR UP TO 120 DAYS AFTER THE COMPANY MAKES SUCH REASONABLE DETERMINATION. THE COMPANY WILL PAY ALL EXPENSES RELATING TO THE PERFORMANCE OF, OR COMPLIANCE WITH, DEMAND REGISTRATION UNDER THE COORDINATION AGREEMENT.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
- -----------------------------------------

      POWER OF ATTORNEY FOR THE INDIVIDUAL FILING PERSONS ARE FILED AS AN EXHIBIT TO THIS SCHEDULE 13D.